Rule 424(b)(5)
                                                              Reg. No. 333-67748

PROSPECTUS SUPPLEMENT
to Prospectus Dated August 27, 2001

$200,000,000
Idaho Power Company First Mortgage Bonds,
Secured Medium-Term Notes, Series D

This prospectus supplement may be used to offer and sell the notes only if accompanied by the accompanying prospectus.

Idaho Power Company may use this prospectus supplement to offer from time to time its first mortgage bonds, secured medium-term notes, series D.

Terms of Sale

The following terms may apply to the notes which we may sell at one or more times. We will include final terms for each note you purchase in a pricing supplement.

|X| Mature 9 months to 30 years from date of issue
|X| Fixed interest rate
|X| Interest payable on April 1 and October 1
|X| Held in book-entry form by DTC
|X| Settlement in immediately available funds
|X| May be subject to mandatory redemption or redemption at our option |X| Minimum denominations of $1,000 increased in multiples of $1,000

You should review carefully the "Risk Factor" section on page S-2 of this prospectus supplement before purchasing the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

We may sell the notes directly or indirectly through one or more agents or dealers, including the agents listed below. The agents are not required to sell any specified number or amount of notes. The agents will use their reasonable best efforts to sell the notes offered.

We will receive between $198,500,000 and $199,750,000 of the proceeds from the sale of the notes, after paying the agents' commissions of between $250,000 and $1,500,000.

ABN AMRO Incorporated
Banc of America Securities LLC
Banc One Capital Markets, Inc.
BNY Capital Markets, Inc.
Goldman, Sachs & Co.
McDonald Investments Inc.
U.S. Bancorp Piper Jaffray Inc.
Wells Fargo Brokerage Services, LLC

                   Prospectus Supplement dated October 1, 2001

                                   RISK FACTOR

     Reduced hydroelectric generation and the increase in the price of wholesale power we buy from the western United States electricity markets have significantly increased our operating costs, which could reduce our earnings and adversely affect the market price of the stock of our parent corporation, IDACORP, Inc.

     Idaho Power Company's utility operations are being affected by the electricity market and generation conditions in the western United States. The tremendous increase in prices for purchased power has resulted from the volatile western United States electricity markets. Purchased power volumes have increased because poor hydroelectric generating conditions have reduced hydrogeneration. During the most recent April-July runoff period, inflows into Brownlee Reservoir, the water source for our three Hells Canyon hydroelectric facilities, were approximately 2.4 million acre-feet. This compares to the 73-year median of 5.1 million acre-feet and last year's 4.4 million acre-feet and indicates that our hydroelectric generation could be appreciably diminished in 2001.


                            DESCRIPTION OF THE NOTES

General

     You should read the following information, which summarizes certain terms of the notes, in conjunction with the statements under "Description of the First Mortgage Bonds" in the accompanying prospectus. We are issuing these notes as part of a series of first mortgage bonds under our Indenture of Mortgage and Deed of Trust, dated as of October 1, 1937, as amended and supplemented. Please also refer to the indenture, which was filed as an exhibit to the registration statement of which this prospectus supplement forms a part.

     We are offering the notes on a continuing basis. For each note we offer and sell, we will prepare a pricing supplement to this prospectus supplement and the accompanying prospectus. The pricing supplement will include the specific terms of the note to which it relates and may include modifications of or additions to the more general terms described in this prospectus supplement and the accompanying prospectus.

     The pricing supplement relating to a note will contain the following important information:

     o purchase price of the notes, which may be a percentage of the aggregate principal amount
     o  issue date
     o  maturity date
     o  interest rate
     o  interest accrual date
     o  redemption provisions, if any
     o  other material terms not inconsistent with the indenture

     The following information applies to the notes that we are offering, unless we specify otherwise in the pricing supplement.

     Except as we discuss below, we will issue each note in book-entry form and not certificated form. The depositary for book-entry notes will initially be The Depository Trust Company.

     You can buy the notes in denominations of $1,000 or any larger amount equally divisible by $1,000. The notes will mature from nine months to 30 years from the date of issue.

     Unless we specify otherwise in a pricing supplement and make additional related disclosure, we will not offer the notes to United States alien holders. You are a United States alien holder if you are, for United States federal income tax purposes:

     o  a nonresident alien individual
     o  a foreign corporation
     o  a foreign partnership or
     o an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a note.

Interest and Payment on the Notes

     Each note will bear interest at a fixed rate stated on the face of the note. Interest will be computed on the basis of a 360-day year of twelve 30-day months. We will make interest payments to noteholders on April 1 and October 1 of each year, or on the interest payment dates specified in the pricing supplement, and at maturity or upon earlier redemption.

     If any interest payment date, redemption date or maturity date does not fall upon a business day, we will make the payment on the next business day. A business day is any day, other than a Saturday or Sunday, on which banks in The City of New York are not required or authorized by law to close. If we pay or provide for payment on the next business day, no interest will accrue on those amounts for the period from and after the interest payment date, redemption date or maturity date, as the case may be, to the next business day.

     We will make payments of principal, premium, if any, and interest in respect of the notes in immediately available funds. We will make payments on book-entry notes to Cede & Co., the partnership nominee of The Depository Trust Company.

     The record date for the April 1 payment will be March 15, and the record date for the October 1 payment will be September 15. If we change the interest payment dates, we will indicate in the pricing supplement the new record dates. In order to receive interest payments on a note, you must hold the note on the applicable record date, whether or not the record date is a business day. We will begin paying interest on the first interest payment date after the notes have been issued, provided that the notes are issued before the applicable record date.

Redemption of the Notes

     The notes may be subject to redemption, either mandatory or at our option, before they mature. The pricing supplement will indicate whether or not a note is subject to redemption and the terms of redemption, if any. If we decide to redeem the notes, you will receive at least 30 days' notice.

Book-Entry System

     We will issue each note in book-entry form, and the following provisions will apply to all book-entry notes:

     The Depository Trust Company (DTC), New York, NY, will act as securities depositary for the notes.

     We will issue the notes as fully-registered securities registered in the name of Cede & Co. or such other name as DTC may request. We will issue one fully-registered security for each issue of the notes, each in the aggregate principal amount of the issue, and we will deposit the certificate with DTC. We and the trustee will treat Cede & Co. as the absolute owner of the notes for all purposes.

     Only direct participants may make purchases of notes under DTC's system. Upon a participant's purchase, DTC will enter a credit for the notes in its records under such participant's account. The ownership interest of each actual purchaser, the beneficial owner, is in turn recorded on the participant's records. Beneficial owners will not receive written confirmation from DTC of their purchase, but the participant through which the beneficial owner entered into the transaction is expected to send the beneficial owners written confirmation providing details of the transaction, as well as periodic statements of their holdings. Each participant will record transfers of ownership interests in the notes by making an entry on the participant's books. Beneficial owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

     To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as DTC may request. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC's records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

     We will send redemption notices to DTC. If we are redeeming less than all of the notes, DTC's practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.

     Neither DTC nor Cede & Co. will consent or vote with respect to notes. Under its usual procedures, DTC will mail an omnibus proxy as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date, identified in a listing attached to the omnibus proxy.

     The paying agent will make principal and interest payments on the notes to Cede & Co. or such other nominee as DTC may request. DTC's practice is to credit direct participants' accounts upon DTC's receipt of funds and corresponding detailed information from us or our agent on the payable date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices as is the case with securities held for the accounts of customers in bearer form or registered in street name. Payment by participants to beneficial owners is the responsibility of the participants and not DTC, any agents or us, subject to any statutory or regulatory requirements in effect. Payment of principal and interest to Cede & Co. is our responsibility or the responsibility of our paying agents. Disbursement of these payments to direct participants is the responsibility of DTC, and disbursement of these payments to the beneficial owners is the responsibility of participants.

     DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to us or to our agent. In the event that this occurs and a successor securities depositary is not appointed, we will print and deliver certificated notes in exchange for the notes represented by the global securities held by DTC.

     We may decide to discontinue use of the system of book-entry transfers through DTC, or a successor securities depositary. In that event, we will print and deliver certificated notes in exchange for the notes represented by the global securities held by DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a banking organization within the meaning of the New York Banking Law, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. A number of DTC's direct participants, the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. own DTC. Access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe are reliable, but we take no responsibility for the accuracy of the information.

     Neither we, the trustee, any paying agent, nor the registrar for the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.

Tax Defeasance

     Under current United States federal income tax law, defeasance under the indenture would likely be treated as a taxable exchange of the notes to be defeased for an interest in the defeasance trust. As a consequence, you would recognize gain or loss equal to the difference between your cost or other tax basis of the notes and the value of your interest in the defeasance trust. You would thereafter have to include in income your share of the income, gain or loss of the defeasance trust, which could be a different amount and includible in income at different times than would be includible in the absence of defeasance under the indenture. You should consult your own tax advisors as to the specific potential consequences to you of defeasance under the indenture.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     We are offering the notes on a continuing basis through the agents listed on the cover, each of which has agreed to use to its reasonable best efforts to solicit purchases of the notes.

     We have the right to accept offers to purchase notes and may reject any proposed purchase of the notes. The agents may also reject any offer to purchase notes. We will pay the agents a commission on any notes sold through the agents. The commission will range from 0.125% to 0.750% of the principal amount of the notes depending on the maturity of the notes.

     We may also sell notes to the agents who will purchase the notes as principals for their own accounts. Any such sale will be made at a discount to be agreed upon at the time of sale. Any notes the agents purchase as principal may be resold at the market price or at other prices determined by the agents at the time of resale.

     The agents may resell any notes they purchase to other brokers or dealers at a discount which may include all or part of the discount the agents received from us. The agents will purchase the notes at a price equal to 100% of the principal amount less a discount. Unless otherwise stated, the discount will equal the applicable commission on an agency sale of notes of the same maturity.

     We may sell notes directly to investors on our own behalf in those jurisdictions where we are authorized to do so. We will not pay any commissions on sales made directly by us.

     We may sell notes through agents other than the agents listed on the cover subject to certain conditions described in the selling agency agreement that we have entered into with the agents listed on the cover. The commission applicable to agency sales through any other agents will be the same as that applicable to agency sales through the agents listed on the cover.

     The agents, whether acting as agents or principals, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. We have agreed to indemnify each agent against certain liabilities, including liabilities under the Securities Act or to contribute to payments made in respect of such liabilities. We have also agreed to reimburse the agents for certain of the agents' expenses, including the reasonable fees and expenses of their counsel.

     The agents may sell to dealers who may resell to investors and the agents may pay all or part of the discount or commission they receive from us to the dealers. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any discounts or commissions that an agent receives in purchasing a note as principal and reselling such note, and any profit on the resale of such note by the agent, may be deemed to be underwriters' discounts or commissions under the Securities Act of 1933.

     Payment of the purchase price of the notes must be made in immediately available funds.

     In addition to offering the notes through the agents described in this prospectus supplement, we may sell other debt securities and preferred stock. Under certain circumstances, the sale of other debt securities or preferred stock may reduce the maximum aggregate amount of notes that we offer by this prospectus supplement.

     The notes are a new issue of securities with no established trading market and will not be listed on a securities exchange. The agents have advised us that they intend to establish a trading market for the notes. However, the agents are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     In connection with the offering, the agents may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the agents of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The agents also may impose a penalty bid. This occurs when a particular agent repays to agents a portion of the underwriting discount received by it because the agents have repurchased notes sold by or for the account of such agent in stabilizing or short covering transactions.

     These activities by the agents may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the agents at any time.

     We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $540,000.

     Each agent and its affiliates may from time to time engage in transactions with, and perform investment banking, general banking and other financial services for, us and our affiliates in the ordinary course of business.

=========================================  =====================================

You should rely only on the information     Idaho Power Company
contained or incorporated by reference
in this prospectus supplement, the
accompanying prospectus and any pricing
supplement. We have not authorized          $200,000,000
anyone else to provide you with different   First Mortgage Bonds
information. You should not assume          Secured Medium-Term Notes
that the information contained or           Series D
incorporated by reference in this
prospectus supplement, the accompanying
prospectus and any pricing supplement,
including information incorporated by
reference, is accurate as of any date
other than the date on the front cover of each document. We are not making an offer of these notes in any state where the offer is not permitted.

-----------------------------------------  -------------------------------------
                                            PROSPECTUS SUPPLEMENT
          TABLE OF CONTENTS

                                     Page   ABN AMRO Incorporated
            Prospectus Supplement           Banc of America Securities LLC
                                            Banc One Capital Markets, Inc.
Risk Factor..........................S-2    BNY Capital Markets, Inc.
Description of the Notes.............S-2    Goldman, Sachs & Co.
Supplemental Plan of Distribution....S-6    McDonald Investments Inc.
                                            U.S. Bancorp Piper Jaffray Inc.
                 Prospectus                 Wells Fargo Brokerage Services, LLC

About Idaho Power Company............ 2     October 1, 2001
Forward-Looking Information.......... 2
Description of the First
  Mortgage Bonds .................... 3
Description of the New Preferred
  Stock.............................. 7
Description of Debt Securities.......10
Ratios of Earnings to Fixed Charges
   and Ratios of Earnings to Combined
   Fixed Charges and Preferred Stock
   Dividend Requirements.............15
Use of Proceeds......................15
Plan of Distribution.................16
Where You Can Find More Information..17
Information Incorporated by
  Reference..........................17
Legal Opinions.......................17
Experts..............................18


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